Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-148771
NASTECH PHARMACEUTICAL COMPANY INC.
Prospectus Supplement dated June 9, 2008
to the Prospectus dated February 4, 2008
     The Plan of Distribution section contained in the Prospectus Supplement dated April 30, 2008 to the Registration Statement on Form S-3 (No. 333-148771) filed with the Securities and Exchange Commission on January 22, 2008 is amended as set forth below to clarify that the warrants being issued to the placement agent are exercisable during the five year period following October 25, 2008 (rather than during the seven year period following October 25, 2008), and to expressly state that such warrants include restrictions on transfer in compliance with Rule 2710(g)(1).
PLAN OF DISTRIBUTION
     Maxim Group, LLC, which we refer to as the placement agent, has entered into a placement agency agreement with us in which the placement agent has agreed, on a reasonable best efforts basis, to introduce us to investors who will purchase our common stock and warrants in this offering. The placement agent has no obligation to buy any of the shares of common stock or warrants from us or to arrange the purchase or sale of any specific number or dollar amount of the shares of common stock or warrants. We have entered into a securities purchase agreement directly with investors in connection with this offering.
     Certain investor funds may be deposited into an escrow account set up at American Stock Transfer & Trust Company, as escrow agent. Before the closing date, the escrow agent will notify the placement agent when funds to pay for the shares have been received. Unless the investors have requested physical delivery, we will deposit the shares of common stock with The Depository Trust Company upon receiving notice from the placement agent. At the closing, The Depository Trust Company will credit the shares of common stock to the respective accounts of the investors. The warrants will be delivered directly to the investors. If the conditions to this offering are not satisfied or waived, then all investor funds that were deposited into escrow will be returned to investors and this offering will terminate.
     We have agreed to pay the placement agent a fee equal to 7% of the aggregate gross proceeds raised in this offering, plus warrants to purchase that number of shares of common stock as is equal to 5% of the aggregate number of shares of common stock sold in the offering. The warrants to be issued to the placement agent will be exercisable during the five year period beginning on October 25, 2008, and include restrictions on transfer in compliance with Rule 2710(g)(1). The following table shows the per share and total fees we will pay to the placement agent assuming all of the shares of common stock and warrants offered by this prospectus supplement are issued and sold by us.

Placement Fees	Per Share	Total
Maxim Group, LLC	$0.1209	$555,240
     We estimate that our total expenses of this offering, excluding the placement agent’s fees, will be approximately $135,500. Included in such amount are the fees and disbursements of counsel to the placement agent in connection with the Financial Institutions Regulatory Authority’s review and approval of the placement agent’s participation in this offering, which we estimate to be $5,500. We have also agreed to reimburse the placement agent for the actual and accountable fees and expenses of counsel to the placement agent in an amount up to $20,000, which is also included in the total expenses listed herein.
     In compliance with the guidelines of FINRA, the maximum consideration or discount to be received by any FINRA member or any independent broker-dealer may not exceed 8.0% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

     We have agreed to indemnify the placement agent against liabilities relating to the offering, including liabilities under the Securities Act, or to contribute to payments that the placement agent may be required to make in this respect.
     This is a brief summary of the material provisions of the placement agency agreement and does not purport to be a complete statement of its terms and conditions. A copy of the placement agency agreement will be on file with the SEC as an exhibit to a Form 8-K to be filed by us.
     We have agreed, subject to customary exceptions, not to sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of the placement agent.
     From time to time, the placement agent and its affiliates have provided, and may from time to time in the future provide, investment banking and other services to us for which they receive customary fees and commissions.
     The placement agent has informed us that it does not intend to engage in overallotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
     A prospectus supplement and the accompanying prospectus in electronic format may be made available on the web site maintained by the placement agent and the placement agent may distribute the prospectus supplement and the accompanying prospectus electronically.

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